Filed by Digi International Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934, as amended.

Subject Company: NetSilicon, Inc.
Commission File No.: 0-26761

Digi International Acquisition of NetSilicon

Digi/NetSilicon Investment Highlights

- High Growth Markets Focus
  - $25M in FY2000 to $150M by 2004
- Legacy Product Lines provide cash
  - Provides profit and cash flow fueling growth markets
- Market Leadership Position
  - Boxes, Boards, and Silicon & Software
- Accretive and Cash Flow Positive after 6 months
- 1+1=4
  - Complimentary
  - Strategic Synergies
  - Unique Valuation Growth Opportunity

Digi International

- Digi International (NASDAQ: DGII), headquartered in Minnetonka, Minnesota, was founded in 1985 and currently employs more than 400 people worldwide.
- With more than 15 years experience and over 20,000,000 ports shipped, Digi is currently **the market share leader (50%+) in serial and USB connectivity products in North America.**
- Digi has offices globally including Sunnyvale, Cal.,Torrence, Cal., Austin, Texas, Champaign, Ill., Dortmund, Germany, Hong Kong, and Bejing, China.
- Digi manages a worldwide 2-tier distribution network for its products
- Digi is a **recognized, well established brand** with an unsurpassed reputation for quality, reliable products, and strong technical support.

Digi International

F2000 → F2001 → F2002 → F2003

Phase I Clean-up	Phase II Positioning Digi for Growth	Phase III Driving High Growth Businesses
• Reorganize Europe • Clean up Milan • Stop RAS investment • Staff Senior Management Positions • Stabilize Business	• Acquire Inside Out Networks • Create Connectware Category • DigiLabs • Decision Europe • Launch Digi One	• Acquire NetSilicon • Revised Incentive Compensation • Drive Organic Product Breakthrough's

Experienced Senior Management Team

Senior Manager	Title	Years Experience	Start Date
Joe Dunsmore	Chairman, President & CEO	20	1999
Doug Glader	Senior VP, MiLAN GM	30	1994
Kris Krishnan	Senior VP, CFO	23	1999
Jon Nyland	VP Manufacturing	16	1993
Bruce Berger	VP GM Europe	18	2000
Burk Murray	VP Marketing	12	2000
Steve Popovich	VP GM I/O Networks	22	2000
Jim Tucker	VP Business Development	24	2001
Gregg Wilkes	VP Sales Americas	20	2000
Joel Young	VP R&D	15	2000

Strong Balance Sheet


Cash & Marketable Securities
(millions)
$70
$60
$50
$40
$30
$20
$10
$0
$4
$11
$26
$35
$39
$48
$52
$59
$57
$6.2
$54
$50
$2.3
$56
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
1st Qtr
2nd Qtr
3rd Qtr
4th Qtr
Cash paid for I/O Networks and Decision Europe

Current Ratio is 5.2 to 1

2001 Year in Review

Sales	$124.1 million
Net income (loss)	($1.783) million
Restructuring, Amortization & Asset write-down	$6.744 million
Adjusted net income*	$4.961 million
Cash flow (EBTDA)	**$11.8 million**

** Net income excluding amortization of intangible assets acquired in business combinations, restructuring and asset impairment charges, net of taxes and related deferred tax benefits.*

Digi Product Portfolio….#1 in Connectware

Platforms / Products	Digi Position
Async Multi-port Serial I/O	*#1*
Terminal Server	*#1 or #2*
USB	*#1*
Device Server	*Entered Q401*
Silicon & Software	*Pending*
802.11 to Serial/USB	*Entered 3Q01*

Market Life Cycle Position



RAS/Sync.
Multiport Terminal Servers
USB to Serial
Async. Serial
Port Expansion
Device Server
Embedded Device Server
Rev
$
Time

Digi

NetSilicon

Connectware network-enables the essential devices that build business


Cash Register
Bar-code Scanner
Pole Display
Flow Meter
Credit Card Reader
Check Voucher
Touch Screen Monitor
Industrial Machine
Receipt Printer
Tank

Data Acquisition Example



Fuel Tank
AccelePort Xp
Network Server
Flow Meter
Pipeline
Flow Meter
Digi One
Network Server
Ethernet LAN
Flow Meter
Digi One Embedded
Network Server
Ethernet LAN

Serial Card - Digi

- Serial cables must be run from server to each device.
- Network intelligence (TCP/IP protocol software) resides in server.

Digi One - Xcell

- Device attached to existing Ethernet via Digi One™.
- Network intelligence (TCP/IP) resides in Digi One device server.
- Easy to connect and manage new devices.

Embedded - NetSilicon

- Device attached directly to existing Ethernet, via Net+Works embedded module.
- Network intelligence (TCP/IP) resides in device.
- Inexpensive value-add to devices.

Retail Operations: Today


Ethernet
Server
RealPort
Software
PortServer II
Bar-code scanner
Cash Register
Receipt Printer
Credit Card
Reader

Why Digi is Acquiring NetSilicon?

NetSilicon's embedded device server product/technology continues the repositioning of Digi's Connectware product offering into growth markets

Why Digi is Acquiring NetSilicon?

NetSilicon's embedded device server product/technology enhances Digi's Connectware positioning into growth markets

- **Broadest** line of network connectivity products
- **Doubles the growth rate** of growth product revenue
- Significantly accretive to earnings in 2003
- Sustainable Value Proposition

Core Strengths of Digi & NetSilicon

	Technology		Sales		Products					Vertical Markets						Markets	
Company	Core Tech. (HW / SW)	End Product (HW / SW)	2-Tier Distribution	OEM Sales	USB	Serial	Terminal Server	Wireless	Embedded	Industrial Automation	Retail POS	Hospitality	Digial Copier & Printer	Building Control	Home Automation	Growth Markets	Mature Markets
Digi		X	X		X	X	X	X		X	X	X				X	X
NetSilicon	X			X					X	X			X	X	X	X	X
Combined	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X

The Combined Digi–NetSilicon Value Proposition Provides The Entire Spectrum of Intelligent Networked Device Solutions

Intelligent Device Connectivity Needs

Installed Base		Shipping Products		Future and Next Generation Products	
Basic Box	Modifiable Box	Modifiable Board	Network Communications Co-processor	Single Processor for Network Communications and Applications	Network Communications Software

Key Advantages of Digi-NetSilicon

- One-Stop Shopping for Device Networking: From Box to Board to Embedded Solutions
- Common Hardware, Software and Tools Across Portfolio: Product Compatibility and Continuity
- Largest Engineering Staff of 100+ Dedicated to Networking Technology: Ongoing Innovation
- We Become Our Customers Virtual Networking Department: Lowers Costs
- Fastest Time to Market, Lowers Risk and Cuts Development Costs

Growth Market for Connectware

- *Declining RAS & Async multi-port market*
- *Growing TS market*
- *High growth Thin Server & USB wired market*
- *TS, USB, and Device Server include Wireless interfaces*
- *Embedded chip set is high growth*



Digi's Addressable Market
(millions)
$1,200
$1,000
$800
$600
$400
$200
$0
2000
2001
2002
2003
2004
Core Products
Terminal Servers
Device Server
USB
Chip Set/SW

Source: Digi estimates based on Gartner Group, May 2000, Competitive 10Q's, PCData, and competitive intelligence

Device Connectivity
Competitive Positioning - Strategic Competitors


More expensive
Large
Serial, USB, &
Embedded
Types of Devices
Inexpensive
Small
Embedded only
NetSilic
$35M
Digi One
Digi-$130M
(approx $100M
Connectware)
Echelon
$50M
Embedded
Low
Port Count
High

Growth Markets Forecast

Year over Year Growth



$200
$150
$100
$50
$0
72%
100%
34%
29%
36%
39%
Digi
Combined
2000A
2001A
2002E
2003E
2004E

*Estimated

Competitor Valuation Comps based on 90 days (6/13-10/24)

	Market Cap Average	*Enterprise Value*	*Enterprise Value/ LTM Sales*
Digi	$123.6M	$81.7M	.6X
NetSilicon	$48.5M	$37.2M	1.1X
Lantronix	$402.2M	$386.8M	7X
Echelon	$818.1M	$696.6	13.5X

Enhanced Valuation

- Pure-play competitors in growth markets trade for between 4x – 7x revenue.
- Digi's legacy competitors in mature markets trade for 0.5x revenue

	Digi 2002 Revenue Estimate	Average Competitor Revenue Multiple	Implied Valuation
Products Addressing Growth Markets	$ 41.0	5.0	$ 205
Products Addressing Mature Markets	$ 64.5	0.5	$ 32
Total	$ 105.5		**$ 237**

Integration Plan


Digi Board of Directors
Joe Dunsmore Pres. / CEO Chairman
Mykola Moroz Director
Michael Seedman Director
Ken Millard Director
David Stanley Director
Brad Williams Director
NetSilicon
Pete Peterson Chairman CEO
Digi Executive Management Team
Doug Olader Sr. VP MiLAN
Bill Peisel CTO
Pete Peterson Sr. VP Bus. Dvlp.
Burk Murray VP Marketing
Jon Nyland VP Manufacturing
Gregg Wilkes VP NA Sales
Subramanian Krishnan VP CFO
Joel Young VP Engineering
Jim Tucker VP Bus. Dvlp.
Bruce Berger VP Europe
Net Silicon Executive Management Team
Bill Peisel EVP CTO
Dan Sullivan CFO
John Brennan VP Op.'s
Michael Evensen VP IA, Eur. Embed
Richard Andersen VP Eng. Prod. Dvlp.
Bruce Berger Sr. VP NetSilicon
Net Silicon Executive Management Team
John Brennan VP Op.'s
Michael Evensen VP IA, Eur. Embed
Richard Andersen VP Eng. Prod. Dvlp.

Acquisition Agreement

- Shares of NetSilicon will be exchanged for .65 shares of Digi stock
- Digi to pay a maximum of $15 million in cash, if cash is oversubscribed, cash will be distributed on a pro-rata basis
- NetSilicon shareholders choose either cash, stock or a combination of cash and stock
- Sorrento networks has indicated their approval of the transaction and their desire to receive the maximum amount of cash
- Transaction subject to shareholder approval by both companies
- Transaction expected to close by the end of the second fiscal quarter
- Sorrento restricted in their ability to sell shares after closing of transaction

Digi/NetSilicon Investment Highlights

- High Growth Markets Focus
  - $25M in FY2000 to $150M by 2004
- Legacy Product Lines provide cash
  - Provides profit and cash flow fueling growth markets
- Market Leadership Position
  - Boxes, Boards, and Silicon & Software
- Accretive and Cash Flow Positive after 6 months
- 1+1=4
  - Complimentary
  - Strategic Synergies
  - Unique Valuation Growth Opportunity

Summary

- Full "Connectware" suite of products
- Common Vertical market focus on Industrial Automation
- Powerful Channel combination versus competitors
- Digi/NetSilicon combination results in company that is significantly larger than the next largest competitors (Lantronix, Echelon)
- Superior core technology, product line breadth (Device Servers/Terminal Servers), and channel strength & reach
- Embed NetSilicon core in Digi One Product Line
  - creates sustainable advantage